UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : May 1, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Revisions of Earnings and Dividend Forecasts

Tokyo, May 1, 2009—Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the revisions of its forecasts of earnings and dividend per share on common stock for the fiscal year ended March 31, 2009, which were announced on February 6, 2009.

1. Revisions of forecasted earnings for the fiscal year ended March 31, 2009 under Japanese GAAP

(1) MUFG consolidated earnings

MUFG has revised its consolidated earnings forecasts for the fiscal year ended March 31, 2009 as shown below, mainly due to impairment losses on marketable equity securities, caused by the decline of market share prices.

(in billions of Japanese yen, except percentages)

	Ordinary income	Ordinary profits	Net income
Previous forecast (A)	5,900.0	350.0	50.0
Revised forecast (B)	5,700.0	80.0	(260.0)
Change (B-A)	(200.0)	(270.0)	(310.0)
Change (%)	(3.3%)	(77.1%)	—%

(2) MUFG non-consolidated earnings

MUFG has revised its non-consolidated earnings forecasts for the fiscal year ended March 31, 2009 as shown below, mainly due to decrease in dividends received from its subsidiaries.

(in billions of Japanese yen, except percentages)

	Operating income	Ordinary profits	Net income
Previous forecast (A)	480.0	450.0	480.0
Revised forecast (B)	300.0	245.0	300.0
Change (B-A)	(180.0)	(205.0)	(180.0)
Change (%)	(37.5%)	(45.5%)	(37.5%)

2. Revision of forecasted dividend per share for the fiscal year ended March 31, 2009

Because of the downward revision of earnings forecasts for the fiscal year ended March 31, 2009, MUFG has also revised its forecast of dividend per share on common stock for the fiscal year ended March 31, 2009, from the standpoint of enhancing its retained earnings. There was no change in its forecast of dividend on each class of preferred stock for the fiscal year ended March 31, 2009.

	Dividends per share on common stock (yen)
	2nd quarter-end	Fiscal year-end	Annual
Previous forecast		7	14
Revised forecast		5	12
Actual result	7

*    *    *

Contact:

Public Relations Division

Mitsubishi UFJ Financial Group, Inc.

Tel: 81-3-3240-7651

This press release contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its group companies (collectively, the “group”). These forward-looking statements are based on information currently available to the group and are stated here on the basis of the outlook at the time that this press release was prepared. Such forward-looking statements are not guarantees of future performance or events, and actual results may differ materially from those described in such forward-looking statements as a result of various factors. In addition, in preparing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a number of risks and uncertainties. Please see other disclosure and public filings made or will be made by MUFG and the other companies comprising the group, including the latest consolidated summary report, annual securities report, disclosure book and annual report, for additional information regarding such risks and uncertainties. The group has no obligation or intent to update any forward-looking statements contained in this document.

Reference

[Revisions of forecasted earnings for the fiscal year ended March 31, 2009 under Japanese GAAP]

(in billions of Japanese yen)

		[Reference]
	MUFG (Consolidated)	Bank of Tokyo-Mitsubishi UFJ (Non-consolidated)	Mitsubishi UFJ Trust and Banking (Non-consolidated)
[Reference] Net business profits*1:	Sum of the two banks
As revised	840	710	130
As previously announced*2	900	765	135
[Reference] Credit costs:	Sum of the two banks (390)	(420)	30
[Reference] Net gains (losses) on equity securities:	Sum of the two banks (520)	(450)	(70)
Losses on write down of equity securities	Sum of the two banks (570)	(500)	(70)

Ordinary profits:
As revised	80	(200)	50
As previously announced*2	350	(20)	70
Net income:
As revised	(260)	(370)	15
As previously announced*2	50	(165)	30

*1	Net business profits represent the amount before credit costs for trust accounts and general allowance for credit losses.
*2	Announced on February 6, 2009.

>	MUFG forecasts decreases in consolidated ordinary profits and net income compared to those previously announced respectively on February 6, 2009. These decreases were mainly due to an increase in net losses on equity securities caused by further decline in market share prices, and a recording of valuation allowance against deferred tax assets as a result of re-assessing collectability of its deferred tax assets.

[Forecast on Non Performing Loans Based on the Financial Reconstruction Law]

(in trillions of Japanese yen, except percentages)

	March 31, 2009 (Forecast)	March 31, 2008 (Result)	Increase (Decrease)
Non Performing Loans*1	1.18	1.05	0.13
Non Performing Loans ratio*1	1.24%	1.15%	0.09%

*1	Sum of the two banks